Exhibit 99.3
Form of Release to Stock Exchanges

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2025 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2025	2025	2024	2025	2024	2025
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	44,490	42,279	40,986	86,769	80,300	162,990
Other income, net	982	1,042	712	2,024	1,551	3,600
Total Income	45,472	43,321	41,698	88,793	81,851	166,590
Expenses
Employee benefit expenses	23,438	22,847	21,564	46,284	42,498	85,950
Cost of technical sub-contractors	3,879	3,497	3,190	7,376	6,359	12,937
Travel expenses	539	516	458	1,055	936	1,894
Cost of software packages and others	4,025	3,746	3,949	7,771	7,404	15,911
Communication expenses	160	144	169	303	316	620
Consultancy and professional charges	480	464	451	943	895	1,655
Depreciation and amortisation expenses	1,182	1,140	1,160	2,323	2,310	4,812
Finance cost	106	105	108	211	214	416
Other expenses	1,434	1,122	1,396	2,557	2,645	4,787
Total expenses	35,243	33,581	32,445	68,823	63,577	128,982
Profit before tax	10,229	9,740	9,253	19,970	18,274	37,608
Tax expense:
Current tax	3,178	3,053	3,146	6,232	6,144	12,130
Deferred tax	(324)	(237)	(409)	(562)	(760)	(1,272)
Profit for the period	7,375	6,924	6,516	14,300	12,890	26,750
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	(38)	(70)	78	(108)	98	(92)
Equity instruments through other comprehensive income, net	(8)	35	(9)	27	5	19
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	–	6	(21)	6	(24)	(24)
Exchange differences on translation of foreign operations	862	1,019	560	1,881	456	357
Fair value changes on investments, net	(34)	123	86	89	126	199
Total other comprehensive income/(loss), net of tax	782	1,113	694	1,895	661	459
Total comprehensive income for the period	8,157	8,037	7,210	16,195	13,551	27,209
Profit attributable to:
Owners of the company	7,364	6,921	6,506	14,285	12,874	26,713
Non-controlling interests	11	3	10	15	16	37
	7,375	6,924	6,516	14,300	12,890	26,750
Total comprehensive income attributable to:
Owners of the company	8,140	8,024	7,190	16,165	13,527	27,167
Non-controlling interests	17	13	20	30	24	42
	8,157	8,037	7,210	16,195	13,551	27,209
Paid up share capital (par value 5/- each, fully paid)	2,074	2,074	2,072	2,074	2,072	2,073
Other equity *#	93,745	93,745	86,045	93,745	86,045	93,745
Earnings per equity share (par value 5/- each)**
Basic (in per share)	17.76	16.70	15.71	34.47	31.09	64.50
Diluted (in per share)	17.74	16.68	15.68	34.41	31.02	64.34

*	Balances for the quarter and half year ended September 30, 2025 and quarter ended June 30, 2025 represent balances as per the audited Balance Sheet as at March 31, 2025 and balances for the quarter and half year ended September 30, 2024 represent balances as per the audited Balance Sheet as at March 31, 2024 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter and half year ended September 30, 2025, quarter ended June 30, 2025 and quarter and half year ended September 30, 2024.

#	Excludes non-controlling interest

a) The audited interim condensed consolidated financial statements for the quarter and half year ended September 30, 2025 have been taken on record by the Board of Directors at its meeting held on October 16, 2025. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. Those interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Update on employee stock grants

The Board, on October 16, 2025, based on the recommendations of the Nomination and Remuneration Committee, approved:

-	Grant of 109,893 Restricted Stock Units (RSUs) under the 2015 Stock Incentive Compensation Plan (2015 Plan) to eligible employees.
-	Grant of Performance Based Stock incentives (PSUs) to eligible employees under the Expanded Stock Ownership Program 2019 (2019 Plan) covering the Company’s Equity Shares having a market value of 44.20 lakh as on the date of the grant. The number of PSUs will be calculated based on the market price at the close of trading on November 1, 2025

The grants made under the 2015 Plan would vest equally over a period of three to four years and the grants made under the 2019 Plan would vest over a period of three years subject to the Company’s achievement of performance parameters as defined in the 2019 Plan. The RSUs and PSUs will be granted w.e.f November 1, 2025 and the exercise price will be equal to the par value of the share.

c) Proposed acquisition

On August 13, 2025, Infosys Singapore Pte. Ltd., a wholly owned subsidiary of Infosys Limited, entered into a definitive agreement to acquire 75% of the equity share capital in Telstra Purple Pty Ltd, including some of its subsidiaries (together known as Versent Group), Australia’s leading Digital Transformation Solutions provider for a consideration including earn-outs and deferred consideration amounting up to AUD 233 million (approximately 1,335 crore), excluding retention bonus and management incentives, subject to regulatory approvals and customary closing adjustments.

d) Proposed Buyback

The Board, at its meeting on September 11, 2025, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of 5/- each from the eligible equity shareholders of the Company for an amount of 18,000 crore, subject to shareholders' approval by way of Postal Ballot. The Buyback offer if approved by shareholders would comprise a purchase of 10,00,00,000 Equity Shares comprising approximately 2.41% of the total paid-up equity share capital of the Company as of June 30, 2025 (on standalone basis) at a price of 1,800/- per Equity Share. The buyback is proposed to be made from all eligible equity shareholders (including those who become equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying Equity Shares) of the Company as on the Record Date (to be determined by the Board/ Buyback Committee) on a proportionate basis through the "Tender offer" route. The Company has sent out a notice to its shareholders as of September 26, 2025 seeking the approval of the shareholders through Postal Ballot. The voting for this Postal Ballot is expected to end on November 4, 2025.

2. Information on dividends for the quarter and half year ended September 30, 2025

The Board of Directors declared an interim dividend of 23/- per equity share. The record date for the payment is October 27, 2025.The interim dividend will be paid on November 7, 2025. The interim dividend declared in the previous year was 21/- per equity share.

(in )

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2025	2025	2024	2025	2024	2025
Dividend per share (par value 5/- each)
Interim dividend	23.00	–	21.00	23.00	21.00	21.00
Final dividend	–	–	–	–	–	22.00

3. Audited Consolidated Balance Sheet

(in crore)

Particulars	As at
	September 30, 2025	March 31, 2025
ASSETS
Non-current assets
Property, plant and equipment	11,596	11,778
Right of use assets	6,390	6,311
Capital work-in-progress	1,124	814
Goodwill	11,502	10,106
Other Intangible assets	3,168	2,766
Financial assets
Investments	10,879	11,059
Loans	9	16
Other financial assets	3,769	3,511
Deferred tax assets (net)	1,526	1,108
Income tax assets (net)	2,006	1,622
Other non-current assets	2,644	2,713
Total non-current assets	54,613	51,804
Current assets
Financial assets
Investments	12,606	12,482
Trade receivables	33,968	31,158
Cash and cash equivalents	31,832	24,455
Loans	243	249
Other financial assets	14,927	13,840
Income tax assets (net)	26	2,975
Other current assets	12,165	11,940
Total current assets	105,767	97,099
Total Assets	160,380	148,903
EQUITY AND LIABILITIES
Equity
Equity share capital	2,074	2,073
Other equity	101,256	93,745
Total equity attributable to equity holders of the Company	103,330	95,818
Non-controlling interests	414	385
Total equity	103,744	96,203

Liabilities
Non-current liabilities
Financial liabilities
Lease liabilities	5,983	5,772
Other financial liabilities	2,320	2,141
Deferred tax liabilities (net)	1,688	1,722
Other non-current liabilities	247	215
Total non-current liabilities	10,238	9,850
Current liabilities
Financial liabilities
Lease liabilities	2,772	2,455
Trade payables	3,839	4,164
Other financial liabilities	20,074	18,138
Other Current Liabilities	12,488	11,765
Provisions	1,632	1,475
Income tax liabilities (net)	5,593	4,853
Total current liabilities	46,398	42,850
Total equity and liabilities	160,380	148,903

The disclosure is an extract of the audited Consolidated Balance Sheet as at September 30, 2025 and March 31, 2025 prepared in compliance with the Indian Accounting Standards (Ind-AS).

4. Audited Consolidated Statement of Cash Flows

(in crore)

Particulars	Half-year ended September 30,
	2025	2024
Cash flow from operating activities
Profit for the period	14,300	12,890
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	5,670	5,384
Depreciation and amortization	2,323	2,310
Interest and dividend income	(1,554)	(1,257)
Finance cost	211	214
Impairment loss recognized / (reversed) under expected credit loss model	34	95
Exchange differences on translation of assets and liabilities, net	573	(298)
Stock compensation expense	471	420
Provision for post sale client support	(97)	26
Other adjustments	658	876
Changes in assets and liabilities
Trade receivables and unbilled revenue	(4,395)	(2,735)
Loans, other financial assets and other assets	(175)	(233)
Trade payables	(451)	(147)
Other financial liabilities, other liabilities and provisions	2,939	1,078
Cash generated from operations	20,507	18,623
Income taxes (paid) / received	(2,996)	(2,165)
Net cash generated by operating activities	17,511	16,458
Cash flows from investing activities
Expenditure on property, plant and equipment and intangibles	(1,352)	(968)
Deposits placed with corporation	(683)	(579)
Redemption of deposits placed with corporation	392	357
Interest and dividend received	1,613	1,217
Payment towards acquisition of business, net of cash acquired	(637)	(3,155)
Payment of contingent consideration pertaining to acquisition of business	(13)	-
Other receipts	14	5
Payments to acquire Investments
Tax free bonds and government bonds	(21)	(2)
Liquid mutual fund units	(36,091)	(33,517)
Certificates of deposit	(7,149)	(1,885)
Commercial Papers	(2,686)	(2,227)
Non-convertible debentures	(2,639)	(1,051)
Government securities	(531)	–
Other Investments	(22)	(17)
Proceeds on sale of Investments
Tax free bonds and government bonds	1,284	–
Liquid mutual fund units	32,967	34,012
Certificates of deposit	5,857	3,970
Commercial Papers	4,675	7,135
Non-convertible debentures	1,625	1,030
Government securities	3,265	200
Net cash generated / (used in) from investing activities	(132)	4,525
Cash flows from financing activities:
Payment of lease liabilities	(1,382)	(1,190)
Payment of dividends	(9,122)	(11,592)
Loan repayment of in-tech Holding GmbH	–	(985)
Payment of dividend to non-controlling interest of subsidiary	(3)	(2)
Shares issued on exercise of employee stock options	1	3
Other payments	(181)	(265)
Net cash used in financing activities	(10,687)	(14,031)
Net increase / (decrease) in cash and cash equivalents	6,692	6,952
Effect of exchange rate changes on cash and cash equivalents	685	61
Cash and cash equivalents at the beginning of the period	24,455	14,786
Cash and cash equivalents at the end of the period	31,832	21,799
Supplementary information:
Restricted cash balance	410	407

The disclosure is an extract of the audited Consolidated Statement of Cash flows for the half year ended September 30, 2025 and September 30, 2024 prepared in compliance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting.

5. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2025	2025	2024	2025	2024	2025
Revenue by business segment
Financial Services (1)	12,320	11,796	11,156	24,116	21,971	45,175
Manufacturing	7,347	6,804	6,424	14,151	12,201	25,207
Energy, Utilities, Resources and Services	5,945	5,742	5,546	11,687	10,767	21,710
Retail (2)	5,639	5,651	5,446	11,290	10,873	22,059
Communication (3)	5,397	5,097	4,879	10,494	9,622	19,108
Hi-Tech	3,703	3,296	3,266	6,999	6,414	13,090
Life Sciences (4)	2,863	2,745	3,004	5,607	5,871	11,831
All other segments (5)	1,276	1,148	1,265	2,425	2,581	4,810
Total	44,490	42,279	40,986	86,769	80,300	162,990
Less: Inter-segment revenue	–	–	–	–	–	–
Net revenue from operations	44,490	42,279	40,986	86,769	80,300	162,990
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)	3,059	2,973	2,860	6,032	5,472	11,099
Manufacturing	1,752	1,416	1,297	3,169	2,303	4,856
Energy, Utilities , Resources and Services	1,506	1,437	1,435	2,943	2,992	6,097
Retail (2)	1,720	1,691	1,768	3,411	3,519	7,133
Communication (3)	1,017	880	892	1,897	1,688	3,341
Hi-Tech	763	768	794	1,532	1,608	3,220
Life Sciences (4)	534	554	614	1,087	1,226	2,663
All other segments (5)	184	224	149	409	439	827
Total	10,535	9,943	9,809	20,480	19,247	39,236
Less: Other Unallocable expenditure	1,182	1,140	1,160	2,323	2,310	4,812
Add: Unallocable other income	982	1,042	712	2,024	1,551	3,600
Less: Finance cost	106	105	108	211	214	416
Profit before tax and non-controlling interests	10,229	9,740	9,253	19,970	18,274	37,608

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Notes on segment information

Business segments

Based on the "management approach" as required by Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

6. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2025	2025	2024	2025	2024	2025
Revenue from operations	36,907	35,275	34,257	72,182	67,540	136,592
Profit before tax	10,469	8,660	9,407	19,130	17,535	35,441
Profit for the period	7,759	6,114	6,813	13,874	12,581	25,568

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the stock exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone financial statements as stated.

By order of the Board for Infosys Limited
Bengaluru, India	Salil Parekh
October 16, 2025	Chief Executive Officer and Managing Director

The Board has also taken on record the consolidated results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2025, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2025	2025	2024	2025	2024	2025
	Audited	Audited	Audited	Audited	Audited	Audited
Revenues	5,076	4,941	4,894	10,018	9,608	19,277
Cost of sales	3,516	3,416	3,400	6,933	6,659	13,405
Gross profit	1,560	1,525	1,494	3,085	2,949	5,872
Operating expenses	495	497	461	992	923	1,801
Operating profit	1,065	1,028	1,033	2,093	2,026	4,071
Other income, net	112	122	85	234	186	425
Finance cost	12	12	13	24	26	49
Profit before income taxes	1,165	1,138	1,105	2,303	2,186	4,447
Income tax expense	325	329	327	654	644	1,285
Net profit	840	809	778	1,649	1,542	3,162
Earnings per equity share *
Basic	0.20	0.20	0.19	0.40	0.37	0.76
Diluted	0.20	0.19	0.19	0.40	0.37	0.76
Total assets	18,064	17,447	16,928	18,064	16,928	17,419
Cash and cash equivalents and current investments	5,005	4,089	3,488	5,005	3,488	4,321

*	EPS is not annualized for the quarter and half year ended September 30, 2025, quarter ended June 30, 2025 and quarter and half year ended September 30, 2024.

Certain statements in this release concerning our future growth prospects, our future financial or operating performance, the McCamish cybersecurity incident, and the United States H-1B visa program are forward looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid working model, economic uncertainties and geo-political situations, technological disruptions and innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, our corporate actions including acquisitions, the outcome of pending litigation, the amount of any additional costs resulting directly or indirectly from the McCamish cybersecurity incident, the outcome of the government investigation, the timing, implementation, duration and effect of the September 19, 2025 proclamation signed by the president of the United States related to the H-1B visa program, and the effect of current and any future tariffs. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2025. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.